EXHIBIT 99.23

CORDOVACANN (CSE: CDVA / OTCQB: LVRLF)

COMPLETES SALE-LEASEBACK AND FINANCES OREGON EXPANSION

Cannabilt Farms Should Reach Maximum Cultivation Capacity by Year End

TORONTO, ONTARIO, August 4, 2021 - CordovaCann Corp. (CSE: CDVA) (OTCQB: LVRLF) (“Cordova” or the “Company”), a cannabis-focused consumer products company, is pleased to provide an update on its Cannabilt Farms licensed cannabis cultivation operation in Clackamas, Oregon (“Cannabilt”).

Cordova OR Operations, LLC, a wholly-owned subsidiary of the Company, has sold all of its land, building and equipment (the “Property”) for US $2.2 million and entered into an agreement to lease the Property from the buyer (the “Lease”). The Lease will allow Cannabilt to operate on the Property for ten (10) years, and provides options for two subsequent ten (10) year renewal periods. Proceeds from the sale will be used to retire debts related to the Property and to finance the planned expansion at Cannabilt. A total of US $600,000 of the purchase price has been placed in escrow by the buyer to allow Cannabilt to complete its buildout of the facility. The Lease was signed on July 20, 2021 and commenced on August 1, 2021. Cannabilt will pay no rent during the first three months of the lease and will pay $22,000 per month for the reminder of the first year, with annual payment escalators thereafter.

The facility buildout includes expanding the cultivation facility to the maximum 10,000 square feet of indoor cultivation canopy that is permitted under the Tier II Marijuana Production License granted by the Oregon Liquor Control Commission (the “OLCC”). The Company expects to be cultivating under the entire canopy by the end of 2021. Cannabilt will leverage the distribution channel already established and will continue to expand the wholesale and retail relationships for the increase in output. The buildout also includes the completion of a 14,000 sq. ft. extraction and manufacturing facility on the premises that is in the licensing process with the OLCC. Once completed and licensed, this facility will allow the Company to produce a wide variety of cannabis derived products for consumption across Oregon. Having both cultivation and manufacturing facilities will optimize the operation and drive incremental revenue and cash flow for Cordova, while allowing the Company to build brand recognition in the state.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, “This sale-leaseback transaction significantly moves forward our Cannabilt Farms initiatives in Oregon. We have commenced the expansion with expectation of introducing new flower strains and a line of cannabis derivative products later this year. The $600,000 in escrow is sufficient to fund the expansion and we expect to draw upon over the coming months. The transaction also extinguishes debts on our balance sheet and is expected to materially increase the profitability of the Company.”

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the retail, processing and production vertical markets of the cannabis industry.

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

taz@cordovacann.com

(917) 843-2169

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